Exhibit 99.1

ALEXCO CLOSES $13.1 MILLION NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, BC, April 13, 2022 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") announces that it has closed the previously announced non-brokered private placement offering (the "Offering") of 7,473,495 common shares (the "Shares") at a price of $1.75 per Share, raising gross proceeds of $13,078,616 for the Company.

The Company intends to use the net proceeds of the Offering for general corporate purposes, including to fund the continued ramp-up of mining operations at Keno Hill.

The Shares  issued pursuant to the Offering are subject to a statutory hold period and may not be traded until August 14, 2022 except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States unless registered under the 1933 Act and applicable securities laws or an exemption from such registration is available.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to commercial production and commenced concentrate production and shipments in the first quarter of 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the use of proceeds from the Offering. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks involved in fluctuations in commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Alexco's annual information form and Form 40-F, and other information released by Alexco and filed with the applicable regulatory agencies.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, that general business conditions will not change in a materially adverse manner. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2022/13/c9448.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Rajni Bala, Investor Relations and Communications Lead, Phone: (778) 945-6577, Email: info@alexcoresource.com, Website: www.alexcoresource.com

CO: Alexco Resource Corp.

CNW 15:49e 13-APR-22